Exhibit 12.1

	Year Ended December 31,
	2006	2007	2008	2009	2010
Fixed Charges:
Interest Expense	163.2	161.4	208.8	188.3	167.0
Amortization of Debt Issue Costs	8.8	6.8	7.9	8.5	8.3
Capitalized Interest	0.6	0.4	1.8	2.4	1.1
Interest Factor in Rent Expense	4.1	5.0	12.5	12.0	12.2

FIXED CHARGES	176.7	173.6	231.0	211.2	188.6

Earnings:
(Loss) Income from Continuing Operations Before Income Tax	(76.6)	(25.2)	(64.4)	80.5	38.2
Dividends Received, Net of Earnings in Equity Affiliates	0.0	(0.2)	0.3	(0.1)	(0.2)
Fixed Charges	176.7	173.6	231.0	211.2	188.6
Capitalized Interest	(0.6)	(0.4)	(1.8)	(2.4)	(1.1)
Amortization of Capitalized Interest	1.6	1.6	1.8	1.9	1.9

EARNINGS	101.1	149.4	166.9	291.1	227.4

Ratio of Earnings to Fixed Charges	0.6	0.9	0.7	1.4	1.2